UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 38)*

WALMART INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
931142-10-3
(CUSIP Number)
    12/31/18
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 931142-10-3
13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). S. Robson Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 3,347,254**
	6.	SHARED VOTING POWER 1,456,497,336**
	7.	SOLE DISPOSITIVE POWER 3,347,254**
	8.	SHARED DISPOSITIVE POWER 1,456,497,336**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,459,844,590**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.25%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

**	For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). John T. Walton Estate Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0**
	6.	SHARED VOTING POWER 1,415,891,131**
	7.	SOLE DISPOSITIVE POWER 0**
	8.	SHARED DISPOSITIVE POWER 1,415,891,131**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,415,891,131**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.74%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

**	For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). Jim C. Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 10,557,224**
	6.	SHARED VOTING POWER 1,456,497,163**
	7.	SOLE DISPOSITIVE POWER 10,557,224**
	8.	SHARED DISPOSITIVE POWER 1,456,497,163**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,467,054,387**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.50%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

**	For additional information, see Schedule A and the footnotes thereto.

CUSIP No. 931142-10-3
13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). Alice L. Walton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 7,183,580**
	6.	SHARED VOTING POWER 1,456,547,163**
	7.	SOLE DISPOSITIVE POWER 7,183,580**
	8.	SHARED DISPOSITIVE POWER 1,456,547,163**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,730,743**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.38%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

**	For additional information, see Schedule A and the footnotes thereto.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Item 1.

(a)	Name of Issuer.

Walmart Inc.

(b)	Address of Issuer’s Principal Executive Offices.

702 S.W. 8th Street Bentonville, Arkansas 72716
Item 2.

(a)	Names of Persons Filing.

S. Robson Walton; John T. Walton Estate Trust; Jim C. Walton; and Alice L. Walton

(b)	Address of Principal Business Offices, or, If none, Residence.

The principal business office of each person named in Item 2(a) above is P.O. Box 1860, Bentonville, Arkansas 72712.

(c)	Citizenship.

Each individual filing this Schedule 13G is a citizen of the United States. The John T. Walton Estate Trust is subject to and governed by United States Federal and State laws.

(d)	Title of Class of Securities.

Common Stock.

(e)	CUSIP Number.

931142-10-3

Item 3.	If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐	A non-US institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Schedule A hereto.

(b)	Percent of Class:

See Schedule A hereto.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote .

(ii)	Shared power to vote or to direct the vote .

(iii)	Sole power to dispose or to direct the disposition of .

(iv)	Shared power to dispose or to direct the disposition of .

Instruction. For computations regarding securities which represent a right to acquire an underlying security see rule 240.13d-3(d)(1).

See Schedule A hereto.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐ .

Instruction: Dissolution of a group requires a response to this item.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

The identity of each member of the group is disclosed on the cover pages attached hereto.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5

Not applicable.

Item 10.	Certification.

(a) The following certification shall be included if the statement is filed pursuant to rule 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable.

(b) The following certification shall be included if the statement is filed pursuant to Rule 240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2019
Date

/s/ S. Robson Walton
S. Robson Walton, individually and in his capacity as cotrustee of the John T. Walton Estate Trust

/s/ Jim C. Walton
Jim C. Walton, individually and in his capacity as cotrustee of the John T. Walton Estate Trust

/s/ Alice L. Walton
Alice L. Walton, individually and in her capacity as cotrustee of the John T. Walton Estate Trust
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A
BENEFICIAL OWNERSHIP OF COMMON STOCK
In the following table, each reference to the percentage of common stock beneficially owned by a reporting person is calculated using the 2,905,260,059 shares of common stock outstanding on November 28, 2018, as shown by the most recent report published by the issuer.  The footnotes to the following table describe, among other things, the extent to which each reporting person disclaims beneficial ownership of the common stock set forth opposite such reporting person's name in such table.

Reporting Person	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage Outstanding Common Stock	Number of Shares of Common Stock as to Which Reporting Person has
			Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
S. Robson Walton 1 /	1,459,844,590	50.25%	3,347,254	1,456,497,336	3,347,254	1,456,497,336
John T. Walton Estate Trust 2 /	1,415,891,131	48.74%	0	1,415,891,131	0	1,415,891,131
Jim C. Walton 3 /	1,467,054,387	50.50%	10,557,224	1,456,497,163	10,557,224	1,456,497,163
Alice L. Walton 4 /	1,463,730,743	50.38%	7,183,580	1,456,547,163	7,183,580	1,456,547,163
1 / The number and percentage of shares of common stock shown in the table as beneficially owned by S. Robson Walton represent (a) 3,335,388 shares held directly by S. Robson Walton, (b) an aggregate of 2,347 shares held by a trust in which S. Robson Walton, as a cotrustee thereof, shares voting and dispositive power with the primary beneficiary of such trust who serves as his cotrustee, (c) 1,415,891,131 shares held by Walton Enterprises, LLC, as to which S. Robson Walton, as a managing member thereof, shares voting and dispositive power with Jim C. Walton and Alice L. Walton, individually as managing members, and Jim C. Walton, S. Robson Walton and Alice L. Walton in their capacities as cotrustees of the John T. Walton Estate Trust, which is also a managing member thereof, (d) 40,603,858 shares held by the Walton Family Holdings Trust in which S. Robson Walton, as cotrustee thereof, shares voting and dispositive power with Jim C. Walton and Alice L. Walton, the other cotrustees thereof, and (e) 11,866 shares representing phantom shares under the Walmart Inc. Director Compensation Deferral Plan.
With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.
S. Robson Walton disclaims beneficial ownership of the shares listed in (b) above. He also disclaims beneficial ownership of the shares listed in (c) and (d) above, except to the extent of his actual ownership interest in Walton Enterprises, LLC and the Walton Family Holdings Trust.

2 / The number and percentage of shares of common stock shown in the table as beneficially owned by the John T. Walton Estate Trust represent (a) 1,415,891,131 shares held by Walton Enterprises, LLC, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as cotrustees of the John T. Walton Estate Trust, a managing member of Walton Enterprises, LLC, share voting and dispositive power with S. Robson Walton, Jim C. Walton and Alice L. Walton, individually as managing members thereof.
With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.
The John T. Walton Estate Trust disclaims beneficial ownership of the shares listed in (a) above, except to the extent of its actual ownership interest in Walton Enterprises, LLC.

3 / The number and percentage of shares of common stock shown in the table as beneficially owned by Jim C. Walton represent  (a) 10,557,224 shares held directly by Jim C. Walton, (b) 1,415,891,131 shares held by Walton Enterprises, LLC, as to which Jim C. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton and Alice L. Walton, individually as managing members, and S. Robson Walton, Jim C. Walton and Alice L. Walton in their capacities as cotrustees of the John T. Walton Estate Trust, which is also a managing member thereof, (c) 40,603,858 shares held by the Walton Family Holdings Trust in which Jim C. Walton, as cotrustee thereof, shares voting and dispositive power with S. Robson Walton and Alice L. Walton, the other cotrustees thereof, and (d) 2,174 shares held by the John T. Walton Residuary Trust, as to which Jim C. Walton, Alice L. Walton and an entity under her control, as cotrustees, share dispositive and voting power.
With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.
Jim C. Walton disclaims beneficial ownership of the shares listed in (d) above.  He also disclaims beneficial ownership of the shares listed in (b) and (c) above, except to the extent of his actual ownership interest in Walton Enterprises, LLC and the Walton Family Holdings Trust.

4 / The number and percentage of shares of common stock shown in the table as beneficially owned by Alice L. Walton represent (a) 7,183,580 shares held directly by Alice L. Walton, (b) 1,415,891,131 shares held by Walton Enterprises, LLC, as to which Alice L. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton and Jim C. Walton individually as managing members, and S. Robson Walton, Jim C. Walton and Alice L. Walton in their capacities as cotrustees of the John T. Walton Estate Trust, which is also a managing member thereof, (c) 40,603,858 shares held by the Walton Family Holdings Trust in which Alice L. Walton, as cotrustee, shares voting and dispositive power with S. Robson Walton and Jim C. Walton, the other cotrustees thereof, (d) 50,000 shares held by a corporation organized and operated for charitable purposes, as to which Alice L. Walton as a director thereof, shares voting and dispositive power with certain unrelated individuals, the other directors thereof, and (e) 2,174 shares held by the John T. Walton Residuary Trust, as to which Jim C. Walton, Alice L. Walton and an entity under her control, as cotrustees, share dispositive and voting power.
With respect to Walton Enterprises, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof.
Alice L. Walton disclaims beneficial ownership of the shares listed in (d) and (e) above.  She also disclaims beneficial ownership of the shares listed in (b) and (c) above, except to the extent of her actual ownership interest in Walton Enterprises, LLC and the Walton Family Holdings Trust.